Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS	MAY 3, 2023

The Management’s Discussion and Analysis (“MD&A”) for Enerflex Ltd. (“Enerflex” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements (the “Financial Statements”) for the three months ended March 31, 2023 and 2022, the Company’s 2022 Annual Report, the Annual Information Form (“AIF”) for the year ended December 31, 2022, and the cautionary statements regarding forward-looking information in the “Forward-Looking Statements” section of this MD&A.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”, and is presented in Canadian dollars unless otherwise stated.

The MD&A focuses on information and material results from the Financial Statements and considers known risks and uncertainties relating to the energy sector. This discussion should not be considered exhaustive, as it excludes possible future changes that may occur in general economic, political, and environmental conditions. Additionally, other factors may or may not occur, which could affect industry conditions and/or Enerflex in the future. Additional information relating to the Company can be found in the AIF and Management Information Circular dated March 10, 2023, which are available on the Company’s website at www.enerflex.com and under the Company’s SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

FINANCIAL OVERVIEW

	Three months ended March 31,
($ thousands, except percentages)	2023	2022[1]

Revenue	$825,044	$323,069

Gross margin	160,652	53,643

Selling and administrative expenses (“SG&A”)	115,770	46,804

Operating income	44,882	6,839

Earnings before finance costs and income taxes (“EBIT”)	44,928	7,123

Net earnings (loss)	$13,524	$(369)

Key Financial Performance Indicators (“KPIs”)[2]

Engineered Systems bookings	$516,582	$236,870

Engineered Systems backlog	1,541,573	619,988

Gross margin as a percentage of revenue	19.5%	16.6%

Earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”)	$108,022	$29,013

Adjusted EBITDA	122,771	34,857

Distributable cash flow	55,469	20,526
Return on capital employed (“ROCE”)[3]	(0.1)%	3.5%

[1]

Comparative figures throughout this MD&A represent Enerflex’s results prior to the closing of the acquisition of Exterran Corporation (“Exterran”) on October 13, 2022 (the “Transaction”), and therefore do not reflect pre-acquisition historical data from Exterran.

[2]	These KPIs are non-IFRS measures. Further detail is provided in the Non-IFRS Measures section of this MD&A.
[3]	Determined by using the trailing 12-month period.

M-1

FIRST QUARTER 2023 OVERVIEW

For the three months ended March 31, 2023:

●

The Company delivered strong results in all segments with the addition of Exterran’s business, new contracted energy infrastructure assets, including the commencement of a previously announced finance lease project, and a significant increase in Engineered Systems bookings and backlogs resulting in strong financial results that the Company has not reported since 2018.

●

Engineered Systems bookings totaled $516.6 million, which is a significant increase from $236.9 million recorded in the same period of 2022, predominantly in our North America (“NAM”) segment. The bookings are the highest the Company has recorded since the fourth quarter of 2018.

●

Engineered Systems backlog at March 31, 2023 was $1.5 billion, a slight increase from the backlog at December 31, 2022. The movement in the current period is related to the new bookings, offset by the drawdown of existing backlog that contributed to significant Engineered Systems revenue recorded in the period.

●

The Company recorded revenue of $825.0 million in the current quarter compared to $323.1 million in the comparable period, with increases in all of the Company’s product lines. These increases are due to the contributions of the acquired Exterran business; a stronger opening backlog leading to improved Engineered Systems revenues; an increase in Energy Infrastructure revenue, primarily from higher contract compression utilizations in the USA and the commencement of a finance lease project in the Middle East; and higher After-Market Services activities from improved parts sales and customer maintenance activities.

●

Gross margin was $160.7 million and 19.5 percent for the first quarter of 2023 compared to $53.6 million and 16.6 percent for the comparable period. The higher gross margin is primarily due to the additional revenue contributions from Exterran, a higher margin opening backlog, primarily in the NAM segment, and an overall increased volume of work. The increased gross margin percentage is attributable to higher margin projects and strong project execution.

●

SG&A of $115.8 million in the first quarter of 2023 was up from $46.8 million in the same period last year. This increase is primarily the result of SG&A to support the acquired Exterran business, restructuring, transaction, and integration costs, and foreign exchange losses due to the ongoing devaluation of the Argentine peso.

●

The ongoing devaluation of the Argentine peso, caused by high inflation, resulted in foreign exchange losses of $12.0 million. Foreign exchange losses were partially offset by $7.1 million of interest income from associated instruments, though such offsets are not reflected in operating income.

●	Operating income of $44.9 million was higher than the prior period operating income of $6.8 million, primarily due to increased gross margins from higher revenue, offset by higher SG&A.

●

The Company invested $58.6 million in Energy Infrastructure assets; the majority of which was directed at major projects in the Eastern Hemisphere (“EH”) segment that are now in commercial operation. Additional expenditures were invested in the organic expansion of the USA contract compression fleet. At March 31, 2023, the USA contract compression fleet totaled approximately 403,000 horsepower and its average fleet utilization was a record 96 percent for the quarter.

●

At March 31, 2023, the Company’s senior secured net funded debt to EBITDA ratio was 1.0:1, compared to a maximum ratio of 2.5:1, and the Company’s net funded debt to EBITDA (“bank-adjusted net debt to EBITDA”) ratio was 2.9:1, compared to a maximum ratio of 4.5:1, according to the Company’s debt covenants.

●

On March 19, 2023, the Company announced that Mr. Sanjay Bishnoi, Senior Vice President and Chief Financial Officer, will relinquish his position effective April 10, 2023, to pursue another opportunity. Following Mr. Bishnoi’s departure, Mr. Matthew Lemieux, Enerflex’s Vice President, Corporate Development and Treasury was appointed as Interim Chief Financial Officer. Enerflex plans to appoint a permanent CFO in the coming months.

●

Subsequent to March 31, 2023, Enerflex declared a quarterly dividend of $0.025 per share, payable on July 6, 2023, to shareholders of record on May 18, 2023. The Board of Directors (the “Board”) will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

Management’s Discussion and Analysis	M-2

ADJUSTED EBITDA

The Company defines EBITDA as earnings before finance costs, taxes, and depreciation and amortization. The results include items that are unique and items that Management and users of the Financial Statements adjust for when evaluating results. The Company removes the impact of these items when calculating Adjusted EBITDA. The presentation of Adjusted EBITDA should not be considered in isolation from EBIT or EBITDA. Adjusted EBITDA may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a replacement for measures prepared as determined under IFRS.

The adjustment of items that are unique or not in the normal course of continuing operations increases the comparability across items within the Financial Statements or between periods of financial statements. An example of items that are considered unique are transaction costs, while an example of items that increase comparability include share-based compensation which fluctuates based on share price that can be influenced based on items not directly relevant to the current period of operations of the Company. Items the Company have adjusted for in the past include, but are not limited to transaction costs; share-based compensation; severance costs associated with restructuring activities; government grants; impairments or gains on idle facilities; and impairment of goodwill. These items are either unique, non-recurring, or non-cash transactions, which are not indicative of the ongoing normal operations of the Company.

The Company also adjusts for the impact of finance leases. For finance leases, an upfront gain is recognized equal to the fair value of the equipment, or if lower, the present value of the minimum lease payments at a market rate of interest. Subsequent to this initial recognition, financing income is recognized reflecting a constant rate of return on the outstanding lease receivable from the end customer. The Company believes that the inclusion of finance leases in its Adjusted EBITDA calculation provides a better understanding of Enerflex’s cash generating capabilities and also improves comparability for similar energy infrastructure assets with different contract terms.

Three months ended March 31, 2023

($ thousands)	Total	North America	Latin America	Eastern Hemisphere

EBIT	$44,928	$28,378	(679)	$17,229

Restructuring, and transaction and integration costs	17,827	4,538	4,094	9,195

Share-based compensation	3,166	2,035	507	624

Depreciation and amortization	63,094	20,850	15,594	26,650
Finance leases	(6,244)	-	348	(6,592)

Adjusted EBITDA[1]	$122,771	$55,801	$19,864	$47,106

1 Included in Latin America’s EBIT is a foreign exchange loss of $12.0 million due to the devaluation of the Argentine peso, caused by high inflation. The Company recognized partially offsetting interest income of $7.1 million from associated instruments that are not reflected in EBIT. If this interest income were presented in EBIT, Adjusted EBITDA for the three months ended March 31, 2023 would have been $27.0 million for Latin America and $129.9 million for consolidated Enerflex.

Three months ended March 31, 2022

($ thousands)	Total	North America	Latin America	Eastern Hemisphere

EBIT	$7,123	$(3,159)	$2,985	$7,297

Transaction and integration costs	5,677	3,756	598	1,323

Share-based compensation	4,049	2,527	712	810

Depreciation and amortization	21,890	13,660	5,099	3,131
Finance leases	(3,882)	100	-	(3,982)

Adjusted EBITDA	$34,857	$16,884	$9,394	$8,579

Refer to the section “Segmented Results” of this MD&A for additional information about results by geographic location.

M-3

ENGINEERED SYSTEMS BOOKINGS AND BACKLOG

Enerflex monitors its Engineered Systems bookings and backlog as indicators of future revenue generation and business activity levels. Bookings are recorded in the period when a firm commitment or order is received from customers. Bookings increase backlog in the period they are received, while revenue recognized on Engineered Systems products decreases backlog in the period the revenue is recognized.

The following tables set forth the Engineered Systems bookings and backlog by reporting segment:

	Three months ended March 31,
($ thousands)	2023	2022

Engineered Systems Bookings

North America	$416,285	$206,942

Latin America	8,842	23,506
Eastern Hemisphere	91,455	6,422

Total Engineered Systems bookings	$516,582	$236,870

($ thousands)	March 31, 2023	December 31, 2022

Engineered Systems Backlog

North America	$1,155,111	$1,074,151

Latin America	48,391	52,825
Eastern Hemisphere	338,071	378,894

Total Engineered Systems backlog	$1,541,573	$1,505,870

The Company has maintained the strong momentum generated in 2022 within its manufacturing business, recording bookings of $516.6 million during the three months ended March 31, 2023. Bookings in the first quarter of 2023 were the Company’s largest quarterly bookings since the fourth quarter of 2018. The considerable increase in bookings from the same period in 2022 originate from the NAM segment from a variety of different customers, while the EH segment also saw an increase in bookings.

The Engineered Systems backlog of $1.5 billion at March 31, 2023 increased slightly from the backlog at December 31, 2022. The significant project bookings that were added to Enerflex’s backlog has been offset by the drawdown of existing backlog that contributed to the significant Engineered Systems revenue recognized in the period, including the commencement of a previously announced finance lease project. The movement in exchange rates resulted in a decrease in foreign currency-denominated backlog of $3.6 million during the three months ended March 31, 2023, compared to a decrease of $6.0 million in the same period of 2022.

The global demand for natural gas remains robust, and Enerflex is well positioned to expand its Engineered Systems business by serving the growing natural gas markets in the Company’s key operating regions. However, continued volatility in commodity prices and recessionary fears could affect the Company’s ability to secure future bookings.

SEGMENTED RESULTS

Enerflex has three reporting segments: North America, Latin America (“LATAM”) and Eastern Hemisphere, each of which are supported by Enerflex’s corporate function. Corporate overheads are allocated to the operating segments based on revenue. In assessing its operating segments, the Company considers geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used.

Management’s Discussion and Analysis	M-4

NORTH AMERICA SEGMENT RESULTS

	Three months ended March 31,

($ thousands, except percentages)	2023	2022

Engineered Systems bookings	$416,285	$206,942
Engineered Systems backlog	1,155,111	459,697

Segment revenue	$482,278	$249,212
Intersegment revenue	(16,411)	(35,459)

Revenue	$465,867	$213,753

Revenue – Energy Infrastructure	$38,881	$28,462

Revenue – After-Market Services	$91,661	$60,152

Revenue – Engineered Systems	$335,325	$125,139

Operating income (loss)	$28,330	$(3,443)

EBIT	$28,378	$(3,159)

EBITDA	$49,228	$10,501

Adjusted EBITDA	$55,801	$16,884

Revenue as a % of consolidated revenue	56.5%	66.2%

Operating income (loss) as a % of revenue	6.1%	(1.6)%

EBIT as a % of revenue	6.1%	(1.5)%

EBITDA as a % of revenue	10.6%	4.9%

NAM recorded Engineered Systems bookings of $416.3 million in the first quarter of 2023, which is a considerable increase of $209.3 million compared to the same period last year. The increase is attributable to a large volume of bookings in both the USA and Canada across a large number of different customers. Increased bookings reflect improved activity levels in the energy sector in the USA and Canada, with sold margins continuing to increase on new bookings. The increase to bookings has led to a record-high backlog that will provide strong Engineered Systems revenue in the near term.

Revenue increased by $252.1 million during the three months ended March 31, 2023 compared to the same period last year. The segment saw an increase in revenue for all product lines, most significantly in Engineered Systems, which saw elevated activity levels, on a stronger opening backlog and higher bookings. After-Market Services revenues increased on strong parts sales, inflationary price adjustments and an increased volume of work. Finally, Energy Infrastructure revenue was higher from increased contract compression utilizations, a larger fleet and inflationary price adjustments. Gross margin also increased during the three months ended March 31, 2023 compared to last year, which is attributable to higher revenues generated by all product lines, as well as improved margins on sold Engineered Systems projects.

SG&A was higher during the three months ended March 31, 2023 compared to the same period last year, which is primarily due to SG&A to support the acquired Exterran business and restructuring, transaction, and integration costs.

NAM recorded a higher operating income during the three months ended March 31, 2023 when compared to the same period in 2022. The increase was due to the increased gross margin on higher revenue, partially offset by the increase in SG&A.

At March 31, 2023, the USA contract compression fleet totaled approximately 403,000 horsepower. The average utilization of the USA contract compression fleet for the three months ended March 31, 2023 was 96 percent, which is a significant increase from the 91 percent utilization in the comparative period last year, resulting from strengthening customer demand and improving market fundamentals.

M-5

LATIN AMERICA SEGMENT RESULTS

	Three months ended March 31,

($ thousands, except percentages)	2023	2022

Engineered Systems bookings	$8,842	$23,506
Engineered Systems backlog	48,391	35,268

Segment revenue	$117,786	$34,025
Intersegment revenue	(264)	-

Revenue	$117,522	$34,025

Revenue – Energy Infrastructure	$85,263	$16,789

Revenue – After-Market Services	$18,983	$4,777

Revenue – Engineered Systems	$13,276	$12,459

Operating income (loss)	$(679)	$2,985

EBIT	$(679)	$2,985

EBITDA	$14,915	$8,084

Adjusted EBITDA	$19,864	$9,394

Revenue as a % of consolidated revenue	14.2%	10.5%

Operating income (loss) as a % of revenue	(0.6)%	8.8%

EBIT as a % of revenue	(0.6)%	8.8%

EBITDA as a % of revenue	12.7%	23.8%

Engineered Systems bookings were lower during the three months ended March 31, 2023 compared to the same period of 2022 by $14.7 million due to a larger project booked in 2022 that did not repeat. Enerflex continues to monitor potential projects in LATAM and is well positioned to capitalize on those opportunities should they proceed.

For the three months ended March 31, 2023, LATAM revenues increased by $83.5 million when compared to the same period last year, primarily from the Energy Infrastructure product line as a result of its expanded contracted fleet that was acquired from Exterran, and which is poised to provide stability for the segment. After-Market Services revenues also increased, primarily from higher activity levels in Argentina. Engineered Systems revenue was slightly higher in the current period compared to the same period last year which was a result of a higher opening backlog. Total gross margins increased by $20.5 million in the three months ended March 31, 2023 compared to the same period last year on higher overall revenues from increased activity and higher margins from contracted energy infrastructure units.

SG&A was higher during the three months ended March 31, 2023 compared to the same period last year, which is primarily due to the SG&A to support the acquired Exterran business, foreign exchange losses due to the ongoing devaluation of the Argentine peso, and restructuring, transaction, and integration costs.

The LATAM segment had an operating loss for the three months ended March 31, 2023 compared to operating income in the same period of 2022. The decrease in operating income from last year is primarily the result of higher SG&A, partially offset by the increased gross margins due to increased activity levels.

Management’s Discussion and Analysis	M-6

EASTERN HEMISPHERE SEGMENT RESULTS

	Three months ended March 31,

($ thousands, except percentages)	2023	2022

Engineered Systems bookings	$91,455	$6,422
Engineered Systems backlog	338,071	125,023

Segment revenue	$243,904	$75,370
Intersegment revenue	(2,249)	(79)

Revenue	$241,655	$75,291

Revenue – Energy Infrastructure	$64,519	$20,201

Revenue – After-Market Services	$44,858	$18,257

Revenue – Engineered Systems	$132,278	$36,833

Operating income	$17,231	$7,297

EBIT	$17,229	$7,297

EBITDA	$43,869	$10,428

Adjusted EBITDA	$47,106	$8,579

Revenue as a % of consolidated revenue	29.3%	23.3%

Operating income as a % of revenue	7.1%	9.7%

EBIT as a % of revenue	7.1%	9.7%

EBITDA as a % of revenue	18.2%	13.9%

The EH segment successfully commenced operations on a previously announced finance lease project during the first quarter of 2023 which is included in Engineered Systems revenue, and began contributing recurring revenue in the Energy Infrastructure product line. Enerflex also brought a build-own-operate-maintain produced water facility to commercial operation in the first quarter of 2023, the contracted revenues from which will begin contributing in the second quarter of 2023.

Bookings in the first quarter of 2023 increased to $91.5 million compared to $6.4 million in the comparable period. The year-over-year increase is due to the acquired backlog from Exterran, as well as an increase in scope on an in-flight project acquired from Exterran. EH’s backlog significantly increased in the current period due to the increase in bookings outpacing revenue recognition, partially offset by the commencement of the finance lease project.

Revenue increased by $166.4 million during the three months ended March 31, 2023 compared to the same period last year. Higher Engineered Systems revenue is due to revenue recognition on certain backlog acquired from Exterran as well as the commencement and recognition of a finance lease project during the current period. Energy Infrastructure revenue increased during the current period supported by acquired contracted units and existing finance lease assets. After-Market Services revenues increased from higher customer maintenance activities and parts sales in all regions. Gross margins for the three months ended March 31, 2023 were higher than the same period in 2022 primarily due to increased activity and higher margin Engineered Systems projects.

SG&A was higher during the three months ended March 31, 2023 when compared to the same period last year. This unfavourable variance is the result of SG&A to support the acquired Exterran business, and restructuring, transaction, and integration costs.

The EH segment reported a higher operating income during the three months ended March 31, 2023 compared to same period of 2022. The increase is a result of higher revenues, partially offset by higher SG&A.

M-7

GROSS MARGIN BY PRODUCT LINE

Each of Enerflex’s regional business segments oversees the execution of all three product lines described above: Energy Infrastructure, After-Market Services and Engineered Systems.

The Company considers its Energy Infrastructure and After-Market Services product lines to be recurring in nature, given that revenues are typically contracted and extend into the future. The Company aims to diversify and expand Energy Infrastructure and After-Market Services offerings, which the Company believes offer longer-term stability in earnings compared to Engineered Systems revenue, which historically have been dependent on the cyclical demand for new compression, processing, and electric power equipment. While individual Energy Infrastructure and After-Market Services contracts are subject to cancellation or have varying lengths, the Company does not believe these characteristics preclude these product lines from being considered recurring in nature.

The components of each product line’s gross margins are disclosed in the tables below.

Three months ended March 31, 2023

($ thousands, except percentages)	Total	Energy Infrastructure	After-Market Services	Engineered Systems

Revenue	$825,044	$188,663	$155,502	$480,879

Cost of goods sold:

Operating expenses	613,981	85,463	123,949	404,569
Depreciation and amortization	50,411	45,722	2,798	1,891

Gross margin	$160,652	$57,478	$28,755	$74,419

Gross margin %	19.5%	30.5%	18.5%	15.5%

Three months ended March 31, 2022

($ thousands, except percentages)	Total	Energy Infrastructure	After-Market Services	Engineered Systems

Revenue	$323,069	$65,452	$83,186	$174,431

Cost of goods sold:

Operating expenses	250,541	25,534	70,256	154,751
Depreciation and amortization	18,885	13,760	2,679	2,446

Gross margin	$53,643	$26,158	$10,251	$17,234

Gross margin %	16.6%	40.0%	12.3%	9.9%

INCOME TAXES

The Company had an income tax expense of $1.3 million for the three months ended March 31, 2023, compared to $3.6 million in the same period of 2022. The decrease in income tax expense in the current period is primarily due to the recognition of losses in foreign jurisdictions and the effects of exchange rates, partially offset by an increase in unrecognized deferred tax assets.

LEGAL PROCEEDINGS

On January 31, 2022 the Local Labor Board of the State of Tabasco in Mexico (the “Labor Board”) awarded a former employee of Exterran MXN$2,152 million (CAD$149 million) in connection with a dispute relating to the employee’s severance pay following termination of his employment in 2015.

We believe the order of the Labor Board is in error and has no credible basis in law or fact. In 2017, the Labor Board ruled that the former employee was entitled to approximately MXN$1.4 million (approximately US$70,000 at the then prevailing exchange rate) as severance based on an appellate court’s determination that the employee’s salary was approximately MXN$3,500 per day. However, the Labor Board’s January 2022 order significantly increased the amount the employee is owed to approximately US$120 million, ignoring the actual salary that had been established by the appellate court and using an amount the former employee never actually received while working for Exterran.

Management’s Discussion and Analysis	M-8

We have appealed the decision, and the appeal is pending before the First Collegiate Court of the Tenth Circuit in Labor Matters, in Villahermosa, Mexico. In the meantime, the Company is pursuing all available avenues to preserve its rights, and in Q1 filed a notice of intent with the Mexican government advising them of various potential investment treaty claims against the Mexican government should the Labor Board’s order not be overturned or otherwise vacated.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

ENERFLEX STRATEGY

Enerflex’s Vision of Transforming Energy for a Sustainable Future is supported by a long-term strategy that is founded upon the following key pillars: technical excellence in modularized energy solutions; profitable growth achieved through vertically integrated and geographically diverse product offerings; financial strength and discipline; and sustainable returns to shareholders. Through consistent execution of this strategy and regular evaluation of the Company’s capital allocation priorities and decisions, Enerflex has managed a resilient business to create shareholder value over its 40-plus-year history.

Enerflex delivers energy infrastructure and energy transition solutions across the globe by leveraging its enhanced presence in growing natural gas markets. The Company’s vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, and produced water solutions, spanning all phases of a project’s lifecycle, from front-end engineering and design to after-market service. Enerflex has proven expertise in delivering low-carbon solutions, including carbon capture utilization and storage, electrification, RNG, and hydrogen solutions, and works closely with its customers to enable global decarbonization efforts.

Enerflex will continue to build an increasingly resilient and sustainable business through its Energy Infrastructure and After-Market Services product lines over the long term, stabilizing cash flows and reducing cyclicality in the business.

OUTLOOK

The underlying macro drivers for Enerflex’s business are robust, with the ongoing focus on global energy security and the growing need for low-emission natural gas resulting in significant demand for Enerflex’s energy infrastructure and energy transition solutions.

STRATEGIC PRIORITIES

Enerflex’s strategic focus for 2023 is to maximize cash flow generation to strengthen the Company’s financial position, including executing its $1.5 billion Engineered Systems backlog and realizing the benefits and synergies from the Transaction. The Company also plans to safely advance the modularized cryogenic natural gas processing facility in the Middle East.

Enerflex has now captured approximately US$50 million of the expected US$60 million of annual run-rate synergies associated with the Transaction, attained primarily through reductions in overhead. To optimize its global manufacturing footprint and increase operational efficiencies within the business, Enerflex plans to close its manufacturing facilities in the United Arab Emirates and Singapore in 2023. The Company is currently assessing the costs and synergies associated with the closures.

Enerflex continues to expect that it will reduce its bank-adjusted net debt to EBITDA ratio to below 2.5 times by the end of the year due to strong cash flow generation anticipated across all product lines. As at March 31, 2023, the Company’s bank-adjusted net debt to EBITDA ratio was 2.9 times, according to the Company’s debt covenants.

Once the Company’s debt reduction target has been met, Enerflex anticipates it will have the optionality to deliver increased capital returns to shareholders and invest profitably in strategic growth projects. The Company expects to continue paying its quarterly dividend of at least $0.025 per share and will continue to be disciplined in its investments and discretionary spending to protect its financial position.

M-9

2023 GUIDANCE

Enerflex reaffirms its previously disclosed financial guidance for 2023, including its expectations that it will meet its debt reduction target by the end of the year, reflecting the Company’s commitment to deleveraging and delivering on its near-term strategic objectives.

During the first quarter of 2023, Enerflex invested $51.0 million in growth capital expenditures, primarily to complete the two BOOM produced water projects that were being advanced in 2022. The total investments associated with the two projects were initially budgeted for 2022; however, the final expenditures were accounted for in the first quarter of 2023.

(US$ millions, except ratios and percentages)	2023 Guidance[1]

Annual run-rate synergies[2]	60

Adjusted EBITDA[2]	380 – 420

Bank-adjusted net debt to EBITDA[3]	<2.5x

Capital expenditures and work-in-progress (“WIP”)

Maintenance capital expenditures	40 – 50

WIP	40 – 50

Other non-discretionary expenses[4]	130 – 160

Total non-discretionary expenses[5]	210 – 260

Accretion to shareholders[6]

Earnings per share[7]	20%

Cash flow per share	20%

[1]

Refer to the March 1, 2023 news release entitled “Enerflex Ltd. Reports Sold Year-end 2022 Results and Successfully Closes Acquisition of Exterran Corporation, Creating Significant Momentum for 2023”, which can be accessed on the Company’s website at www.enerflex.com and under the Company’s SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

[2]	Synergy capture is subject to timing considerations of being realized within 12 to 18 months of Transaction close.
[3]	Calculated in accordance with the Company’s debt covenants, which permit the inclusion of Exterran’s bank-adjusted EBITDA for the trailing 12 months ended March 31, 2023.
[4]	Includes net working capital, finance costs, income taxes, and dividends.
[5]	Includes maintenance capital expenditures and WIP, net working capital, finance costs, income taxes, and dividends.
[6]	Subject to potential purchase price allocation adjustments.
[7]	Excludes amortization of refinancing costs and amortization of intangible assets.

ENERGY TRANSITION

As the transition to a lower-carbon economy continues to unfold, Enerflex is collaborating with customers to advance projects that decarbonize and electrify operations and support infrastructure for renewable natural gas (“RNG”), biofuels, and new hydrogen solutions. In the USA, the roll-out of the Inflation Reduction Act has accelerated the development of numerous carbon capture projects, growing the opportunity set for Enerflex given its expertise in delivering modularized engineer-to-order process solutions. Enerflex also continues to evaluate carbon capture and other low-carbon solutions through piloting activities with a number of its Canadian customers.

Over the long term, Enerflex will continue to evaluate and create paths that will allow for participation in developing and growing markets, which is expected to shape the energy transition landscape of the next several decades.

Management’s Discussion and Analysis	M-10

OUTLOOK BY SEGMENT

North America

Capital discipline continues to be at the forefront for North American upstream E&P companies, and 2023 capital expenditure guidance indicates that production will grow modestly year-over-year. In the USA, natural gas production growth is expected to be driven by the Haynesville, Marcellus, and Permian Basins. In Canada, the resolution of outstanding issues between the Blueberry River First Nations and the Government of British Columbia has provided clarity on future resource development in the province; however, the pace at which activity levels return to historical levels is still unknown. Over the medium term, the Company anticipates that future liquefied natural gas (“LNG”) exports associated with LNG Canada Phase 1 will be a positive tailwind for Enerflex’s Canadian business.

Given the strong demand profile for natural gas and LNG exports in the USA, Enerflex anticipates that utilization rates for its contract compression fleet will remain elevated and that sold margins on new Engineered Systems bookings will continue to expand from current levels. The Exterran Cryogenic product line is also expected to be a synergistic revenue-generating business in the region. The Company expects that the recent increase in After-Market Services-related activities across the region continues through 2023, including overhaul and retrofitting activities.

Latin America

With its expanded Energy Infrastructure platform, Enerflex expects continued stability within its recurring businesses in Latin America and will continue to actively manage regional foreign currency exposures. In the near term, the Company is planning to increase its contract compression fleet utilization through re-contracting and redeployment of idle fleet to meet rising local demand. Over the longer term, many nations throughout the region have indicated a growing need for reliable power and a desire to reduce their overall dependency on imported natural gas, which Enerflex expects will be a constructive market driver for the Company.

Eastern Hemisphere

Enerflex continues to observe significant demand for larger-scale, long-term energy infrastructure assets and integrated turnkey (“ITK”) projects. Enerflex’s near-term focus in the Middle East is strong operational execution and delivering cost improvements within existing operations, and the Company continues to explore new markets and opportunities requiring modular solutions to bolster cash flow stability in the region.

In Australia, a strong LNG export market, as well as recent legislation surrounding emissions-reduction targets for the nation, is expected to strengthen the demand for natural gas and energy transition solutions in the region.

M-11

NON-IFRS MEASURES

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These non-IFRS measures are also used by Management in its assessment of relative investments in operations and include Engineered Systems bookings and backlog, recurring revenue, EBITDA, net debt to EBITDA ratio, and ROCE, and should not be considered as an alternative to net earnings or any other measure of performance under IFRS. The reconciliation of these non-IFRS measures to the most directly comparable IFRS measure is provided below where appropriate. Engineered Systems bookings and backlog do not have a directly comparable IFRS measure.

	Three months ended March 31,

($ thousands)	2023	2022

EBITDA and Adjusted EBITDA

EBIT	$44,928	$7,123

Depreciation and amortization	63,094	21,890

EBITDA	$108,022	$29,013

Adjusted EBITDA[1]	122,771	34,857

Recurring Revenue

Energy Infrastructure	$188,663	$65,452

After-Market Services	155,502	83,186

Impact of finance leases	11,598	2,674

Total recurring revenue	$355,763	$151,312

ROCE

Trailing 12-month EBIT	$(3,005)	$55,636

Capital employed – beginning of period

Net debt[2]	$1,136,549	$158,664

Shareholders’ equity	1,542,908	1,353,754

	$2,679,457	$1,512,418

Capital employed – end of period

Net debt[2]	$1,196,326	$205,912

Shareholders’ equity	1,553,497	1,342,102

	$2,749,823	$1,548,014

Average capital employed[3]	$2,149,130	$1,575,060

ROCE	(0.1)%	3.5%

1 Refer to the “Adjusted EBITDA” section of this MD&A.

2 Net debt is defined as short- and long-term debt less cash and cash equivalents.

3 Based on a trailing four-quarter average.

Management’s Discussion and Analysis	M-12

DISTRIBUTABLE CASH FLOW

The Company defines distributable cash flow as cash provided by operating activities adjusted for the net change in working capital and other, less maintenance capital expenditures and lease payments. Distributable cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management uses this non-IFRS measure as a way to help users of the financial statements assess the level of free cash generated and to fund other non-operating activities such as capital expenditures, dividends and payments to creditors. The following tables reconciles distributable cash flow to the most directly comparable IFRS measure, cash provided by operating activities:

	Three months ended March 31,

($ thousands)	2023	2022

Cash provided by (used in) operating activities	$(2,551)	$(22,712)

Add (deduct):

Net change in working capital and other[1]	70,652	48,256

	$68,101	$25,544

Maintenance capital expenditures	(7,556)	(1,505)

Leases	(5,076)	(3,513)

Distributable cash flow[2]	$55,469	$20,526

1Included in net change in working capital and other are proceeds of $28.0 million from the settlement of preferred shares received during the three months ended March 31, 2023.

2If the Company were to add back the non-recurring restructuring, transaction, and integration costs of $17.8 million incurred in relation to the Exterran Transaction, distributable cash flow would be $73.3 million for the three months ended March 31, 2023 (March 31, 2022 – $26.2 million).

CAPITAL EXPENDITURES AND EXPENDITURES FOR FINANCE LEASES

Enerflex distinguishes capital expenditures invested in energy infrastructure assets as either growth or maintenance. Growth expenditures are intended to expand the Company’s energy infrastructure fleet, while maintenance expenditures are necessary costs to continue utilizing existing energy infrastructure assets. The Company also incurred costs related to the construction of energy infrastructure assets determined to be finance leases. These costs are accounted for as work-in-progress related to finance leases, and once the project is completed and enters service, it is reclassified to COGS. Capital expenditures and expenditures for finance leases are shown in the table below:

	Three months ended March 31,

($ thousands)	2023	2022

Additions to property, plant and equipment	$2,872	$899

Additions to energy infrastructure assets:

Growth	51,042	1,035

Maintenance	7,556	1,505

Total capital expenditures	$61,470	$3,439

Expenditures for finance leases	$4,730	$29,197

Total capital expenditures and expenditures for finance leases	$66,200	$32,636

M-13

FINANCIAL POSITION

The following table outlines significant changes in the consolidated statements of financial position as at March 31, 2023 compared to December 31, 2022:

($ millions)	Increase (Decrease)	Explanation

Current assets	$(35.0)

The decrease in current assets is primarily due to the work-in-progress related to finance leases being transferred to COGS upon commencement of the project, and decreased prepayments due to activity levels, partially offset by higher inventories and cash and cash equivalents on increased activity levels.

Contract assets	$38.1	The non-current portion of contract assets is from the increase in scope of an in-flight project acquired from Exterran.

Finance leases receivable	$43.8

The increase in the long-term portion of finance leases receivable is due to the recognition of a 10-year natural gas infrastructure project in the Middle East that began operations during the current period.

Other assets	$(29.4)	The decrease in other assets is primarily due to the preferred shares that the Company previously held, and were settled during the period.

Current liabilities	$(32.1)

The decrease in current liabilities is primarily due to movements in accounts payable and accrued liabilities and deferred revenues driven by increased activity levels, partially offset by an increase in the non-current portion of long-term debt.

Long-term debt	$54.9

The increase in long-term debt is primarily due to the increased drawings on the three-year secured revolving credit facility (“Revolving Credit Facility”), partially offset by the recognition of deferred transaction costs.

Total shareholders’ equity	$10.6

Total shareholders’ equity increased primarily due to net earnings of $13.5 million, and the impact of stock options, $0.2 million, offset by dividends of $3.1 million, and the impact of unrealized losses on the translation of foreign operations, less than $0.1 million.

LIQUIDITY

The Company expects that cash flows from operations in 2023, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund its requirements for investments in working capital, capital assets and delivering on its post-acquisition deleveraging strategy. As at March 31, 2023, the Company held cash and cash equivalents of $262.4 million and had cash drawings of $727.5 million against the Revolving Credit Facility and the three-year secured term loan (“Term Loan”), leaving the Company with significant liquidity and access to $247.7 million for future drawings. The Company continues to meet the covenant requirements of its funded debt, including the Revolving Credit Facility, Term Loan and senior secured notes (the “Notes”), with a senior secured net funded debt to EBITDA ratio of 1.0:1, compared to a maximum ratio of 2.5:1, and a bank-adjusted net debt to EBITDA ratio of 2.9:1, compared to a maximum ratio of 4.5:1. The Company finished the quarter with an interest coverage ratio of 4.5:1 compared to a minimum ratio of 2.5:1. The interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

Management’s Discussion and Analysis	M-14

SUMMARIZED STATEMENTS OF CASH FLOW

	Three months ended March 31,

($ thousands)	2023	2022

Cash and cash equivalents, beginning of period	$253,776	$172,758

Cash provided by (used in):

Operating activities	(2,551)	(22,712)

Investing activities	(44,081)	(16,885)

Financing activities	56,618	1,385

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(1,318)	(1,332)

Cash and cash equivalents, end of period	$262,444	$133,214

OPERATING ACTIVITIES

For the three months ended March 31, 2023, cash provided by operating activities was higher than the comparative period, primarily driven by higher net earnings and the net changes in working capital. Movements in the net change in working capital are explained in the “Financial Position” section of this MD&A.

INVESTING ACTIVITIES

Cash used in investing activities for the three months ended March 31, 2023 is higher when compared to the same period last year, primarily due to the increased capital expenditures on property, plant and equipment and energy infrastructure assets, offset by higher proceeds on the disposal of certain energy infrastructure assets.

FINANCING ACTIVITIES

Cash provided by financing activities is higher for the three months ended March 31, 2023 compared to the same period last year primarily due to the net proceeds from the Revolving Credit Facility.

QUARTERLY SUMMARY

Three months ended ($ thousands, except per share amounts)	Revenue	Net earnings (loss)	Earnings (loss) per share – basic	Earnings (loss) per share – diluted

March 31, 2023	$825,044	$13,524	$0.11	$0.11

December 31, 2022	689,839	$(81,118)	$(0.68)	$(0.68)

September 30, 2022	392,813	(32,808)	(0.37)	(0.37)

June 30, 2022	372,077	13,352	0.15	0.15

March 31, 2022	323,069	(369)	(0.00)	(0.00)

December 31, 2021	321,347	(32,707)	(0.36)	(0.36)

September 30, 2021	231,097	6,958	0.08	0.08

June 30, 2021	204,507	4,291	0.05	0.05

March 31, 2021	203,205	3,003	0.03	0.03

December 31, 2020	298,837	32,668	0.36	0.36

September 30, 2020	265,037	10,736	0.12	0.12

June 30, 2020	287,438	7,415	0.08	0.08

M-15

CAPITAL RESOURCES

On April 30, 2023, Enerflex had 123,739,020 common shares outstanding. Enerflex has not established a formal dividend policy and the Board anticipates setting the quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business. Subsequent to the first quarter of 2023, the Board declared a quarterly dividend of $0.025 per share.

At March 31, 2023, the Company had combined drawings of $727.5 million against the Revolving Credit Facility and Term Loan (December 31, 2022 – $662.4 million). The weighted average interest rate on the Revolving Credit Facility and Term Loan at March 31, 2023 was 7.5 percent and 8.5 percent, respectively (December 31, 2022 – 7.0 percent and 7.8 percent, respectively).

The composition of the borrowings on the Revolving Credit Facility, Term Loan, and the Notes were as follows:

($ thousands)	March 31, 2023	December 31, 2022

Drawings on the Revolving Credit Facility	$524,490	$459,202

Drawings on the Term Loan (US$150,000)	202,995	203,160

Notes due October 15, 2027 (US$625,000)	845,813	846,500

Deferred transaction costs and Notes discount	(114,528)	(118,537)

Total long-term debt	$1,458,770	$1,390,325

Current portion of long-term debt	$40,599	$27,088

Non-current portion of long-term debt	1,418,171	1,363,237

Total long-term debt	$1,458,770	$1,390,325

At March 31, 2023, without considering renewal at similar terms, the Canadian dollar equivalent principal payments due over the next five years are $1,573.3 million, and nil thereafter.

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

Management is responsible for the information disclosed in this MD&A and the accompanying Financial Statements, and has in place appropriate information systems, procedures, and controls to ensure that information used internally by Management and disclosed externally is materially complete and reliable. In addition, the Company’s Audit Committee, on behalf of the Board, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and approved this MD&A and the Financial Statements. The Audit Committee is also responsible for determining that Management fulfills its responsibilities in the financial control of operations, including disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and the Interim Chief Financial Officer, together with other members of Management, have evaluated the effectiveness of the Company’s DC&P and ICFR as at March 31, 2023, using the internal control integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on that evaluation, Management has concluded that the design and operation of the Company’s DC&P were adequate and effective as at March 31, 2023, to provide reasonable assurance that: a) material information relating to the Company and its consolidated subsidiaries would have been known to them and by others within those entities; and b) information required to be disclosed is recorded, processed, summarized, and reported within required time periods. Management also concluded that the design and operation of ICFR was adequate and effective as at March 31, 2023, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with IFRS.

There have been no significant changes in the design of the Company’s ICFR during the three months ended March 31, 2023 that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

Management’s Discussion and Analysis	M-16

SUBSEQUENT EVENTS

Subsequent to March 31, 2023, Enerflex declared a quarterly dividend of $0.025 per share, payable on July 6, 2023, to shareholders of record on May 18, 2023. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and statements within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to the respective Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions, are intended to identify forward-looking information and statements. In particular, this MD&A includes (without limitation) forward-looking information and statements pertaining to: the expectations for enhanced shareholder value through sustainable improvements in efficiency, profitability, and cash flow generation; the global demand for natural gas to remain robust and the continued volatility in commodity prices and any impact on the Company’s ability to secure future booking; the ability of the Company to capitalize on potential projects in the LATAM segment; the disclosures under the section “Outlook” and “Outlook by Segment” including, but not limited to, the underlying macro drivers for Enerflex’s business and these drivers remaining robust; expectations that demand for low-emission natural gas will grow; expectation that the Company will advance its modularized cryogenic natural gas processing facility in the Middle East; expectations that Enerflex will continue to reduce its bank-adjusted net debt to EBITDA ratio to below 2.5 times by the end of the year; expectations that strong cash flow generation will continue across all product lines; the ability of Enerflex to participate in developing and growing markets, which is expected to shape the energy transition landscape of the next several decades; expectations that production will grow modestly year-over-year and, in the USA, that such production growth will be driven by the Haynesville, Marcellus, and Permian Basins; the expectations that future LNG exports associated with LNG Canada Phase 1 will be a positive tailwind for Enerflex’s Canadian business; Enerflex’s anticipation that utilization rates for its contract compression fleet in the NAM segment will remain elevated and that margins on new Engineered Systems bookings will continue to expand from current levels; the expectation that the Exterran Cryogenic product line will be a synergistic revenue-generating business in the NAM region; expectations in respect of recent increases in After-Market Services-related activities across the NAM region and that these increase will continue through 2023; expectations concerning stability within Enerflex’s recurring businesses in Latin America; the expectation, in the near term, that the Company will increase its contract compression fleet utilization in the LATAM segment; with the growing need for reliable power and a desire to reduce overall dependency on imported natural gas in the LATAM region, the expectations that this will be a constructive market driver for the Company; expectations in Australia that a strong LNG export market will strengthen the demand for natural gas and energy transition solutions in the region; expectations that cash flows from operations in 2023, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund the requirements of the Company for investments in working capital, capital assets and delivering on its post-acquisition deleveraging strategy; expectations of Enerflex appointing a new Chief Financial Officer in the coming months; expectations and results from the exploration activities by the Company around decarbonization, carbon capture technologies, and supporting infrastructure opportunities with customers; expectations for the Company to pay and to continue to pay a quarterly dividend to shareholders and that the Board will set the dividend based on the availability of cash flow, anticipated market conditions, and the general needs of the business; expectations that Enerflex will have the optionality to deliver increased capital returns to shareholders and invest profitably in strategic growth projects, either now or in the future; the expectations to capture US$60 million in annual run-rate synergies within 12 to 18 months of the closing of the Transaction; expectations for the Company to generate significant excess cash flow from operations and to lower its bank-adjusted net debt to EBITDA ratio to below 2.5 times by the end of 2023; expectations to increase contract compression fleet utilization rates through re-contracting and redeployment of idle fleet; the anticipated financial performance of the Company, including its expected gross margin; the intended use, if any, by Enerflex of the remaining funds under the Revolving Credit Facility; future capital expenditures, including the amount and nature thereof; commodity prices and the impact of such prices on demand for the Company’s products and services; development trends in the oil and natural gas industry; seasonal variations in the activity levels of certain crude oil and natural gas markets; expansion and growth of the business and operations; and implications of changes in government regulation, laws and income taxes.

This forward-looking information and statements are based on assumptions, estimates, and analysis made by Enerflex and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances and in light of the Transaction. All forward-looking information and statements in this MD&A is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions including volatility in the price of crude oil, natural gas, and

M-17

natural gas liquids; supply chain interruptions leading to delays in receiving materials and parts to produce equipment; interest rates and foreign exchange rates; industry conditions including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure including new environmental, taxation, and other laws and regulations; continued business disruptions resulting from the COVID-19 pandemic; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management and difficulties in retaining personnel; political unrest; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information and statements included in this MD&A, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information and statements included in this MD&A should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; potential undisclosed liabilities unidentified during the due diligence process; the interpretation of the Transaction by tax authorities; the success of business integration and the time required to successfully integrate; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s AIF for the year ended December 31, 2022.

This MD&A contains information that may constitute future-oriented financial information or financial outlook information (“FOFI”) about Enerflex and its prospective financial performance, financial position, or cash flows, including leverage, operational efficiencies, scale, capital expenditures and WIP, non-discretionary expenses, and accretion, all of which is subject to the same assumptions, risk factors, limitations, and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Enerflex has included FOFI in this MD&A in order to provide readers with a more complete perspective on the Company’s future operations and Management’s current expectations regarding the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes.

The forward-looking information and statements and FOFI contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information and statements included in this MD&A are made as of the date of this MD&A and, other than as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events or otherwise.

Management’s Discussion and Analysis	M-18